SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-7696	gkelleher@stblaw.com

VIA EDGAR

July 1, 2009

Re:	Responses to Comments on Pre-Effective Amendment No. 1 to
Registration Statement on Form N-14 of Western Asset Emerging Markets Debt Fund Inc.
(File Nos. 333-151221 and 811-21343)

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

Attention: Valerie Lithotomos, Esq. and

Kevin Rupert, Esq.

Dear Ms. Lithotomos and Mr. Rupert:

On behalf of Western Asset Emerging Markets Debt Fund Inc. (“ESD”), we are hereby transmitting for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the merger of Western Asset Emerging Markets Floating Rate Fund Inc. (“EFL” and together with ESD, the “Funds”) with and into ESD in accordance with the Maryland General Corporation Law. The Registration Statement includes a combined Proxy Statement/Prospectus, which serves as a prospectus for ESD and a proxy statement for EFL. The Registration Statement on Form N-14 was filed on March 28, 2008. Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement was filed on May 20, 2009. On June 23, 2009 and July 1, 2009, we were provided by telephone with comments from the staff of the Commission (the “Staff”) regarding Amendment No. 1.

This letter and Amendment No. 2, a marked copy of which showing all changes made to Amendment No. 1 is enclosed, serve as the Funds’ response to the Staff’s comments on Amendment No. 1. For ease of reference, we have repeated each comment, followed by the response.

Comments on Proxy Statement/Prospectus

1.	Please confirm the inclusion of pro forma fee and expense information in the Proxy Statement/Prospectus.

A Fee Table with pro forma expense information is included on page 11 of the Proxy Statement/Prospectus.

Accounting Comments

2.	On page 33 in the Proxy Statement/Prospectus, you disclose that Management expects to dispose of approximately 35% of portfolio securities of EFL in connection with the merger. Please provide (1) a statement that ESD is not obligated to dispose of EFL’s portfolio securities, (2) a statement disclosing how such portfolio securities will be selected, (3) an estimate as to the potential tax consequences of such a sale of EFL’s portfolio securities and (4) a statement that EFL’s portfolio securities may be sold for more or less than the cost that such securities were carried at.

The Funds have revised the disclosure to state, “The securities in which EFL may invest are permissible for investment under ESD’s investment objectives and strategies. The portfolio manager may decide to sell approximately 35% of the portfolio securities of EFL in connection with the Merger, but is not obligated to do so. While ultimately in the discretion of the portfolio manager, it is expected that most of the sales of EFL’s portfolio securities will be sales of floating-rate debt securities which currently constitute approximately 35% of EFL’s portfolio securities. The sale of these securities will occur after the Merger has been consummated if management believes fixed-rate obligations are more attractive than floating-rate obligations. These securities may be sold for more or less than the cost at which such securities were carried. Thus, upon the Merger of ESD and EFL, approximately 3% of the total portfolio of the combined Fund would experience a turnover. The sale of EFL’s portfolio securities will not result in tax to either Fund due to the combined Fund’s “loss carry-forwards” available to be used to offset any gains.

3.	On page 33 in the Proxy Statement/Prospectus, you disclose that Management expects to dispose of approximately 35% of portfolio securities of EFL in connection with the merger. Will there be any additional brokerage costs?

The sale of the portfolio securities will not produce additional brokerage costs. However, debt securities are generally traded with a spread between the “bid” and “ask” which may represent a cost.

Comments on Exhibits

4.	Please include an updated auditor’s consent in the next filing.

The Funds have filed updated auditor’s consents as Exhibit 14.

* * * * *

As we have discussed, Amendment No. 2 also includes updated financial highlights for ESD and other more current information.

In addition, we note that the Funds have not submitted, nor do they expect to submit, an exemptive application or a request for no-action relief in connection with the registration statement.

Please do not hesitate to contact me at (212) 455-7696 or my colleague, Rafael Vasquez, at (212) 455-3566 if you have any questions or additional comments. Thank you for your attention to this matter.

Sincerely,

/s/ Gabrielle Kelleher Gabrielle Kelleher

Enclosures

cc: William J. Renahan

Western Asset Emerging Markets Debt Fund Inc.

55 Water Street

New York, New York 10041

July 1, 2009

Re:    Western Asset Emerging Markets Debt Fund Inc.

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

Ladies and Gentlemen:

On behalf of Western Asset Emerging Markets Debt Fund Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 filed on May 28, 2008 (File Nos. 333-151221 and 811-21343) (the “Registration Statement”) under the Securities Act and under the Investment Company Act, relating to the proposed merger of Western Asset Emerging Markets Floating Rate Fund Inc. with and into the Company pursuant to the Maryland General Corporation Law, transmitted via direct electronic transmission. We hereby request the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 5:30 p.m. Eastern Time on July 1, 2009, or as soon thereafter practicable.

In connection with the above-referenced filing, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this filing, please contact me at 212-805-6024 or Gabrielle Kelleher of Simpson Thacher & Bartlett LLP at 212-455-7696.

Very truly yours,

/s/ William Renahan William Renahan